

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

January 22, 2010

Via U.S. Mail and Facsimile

Qiong Wu
Chief Financial Officer
Puda Coal, Inc.
426 Xuefu Street, Taiyuan
Shanxi Province 030006
The People's Republic of China

> **Re:** **Puda Coal, Inc.**
> **Registration Statement on Form S-3**
> **Filed: December 3, 2009**
> **File No. 333-163474**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed: March 31, 2009**
> **Form 10-Q for the Quarter Ended September 30, 2009**
> **Filed: November 13, 2009**
> **File No. 333-85306**

Dear Mr. Wu:

    We have reviewed your responses to the comments in our letter dated December 30, 2009 and have the following additional comments.

Form 10-K: For the Year ended December 31, 2008
Item 8. Financial statements and Supplementary Data
Note 2. Summary of Significant Accounting Polices
Note (e) Inventories, page 48

1. We note your response to our prior comment 8. However, the types of costs that you have identified to be included in overhead do not appear to be directly or specifically attributable to any individual unit of production. As such we reissue

our prior comment. Please tell us what your accounting policy is for allocating overhead costs to inventory. We note that production capacity in not a factor that you considered. We believe that production capacity should be considered. Please review the guidance contained in paragraphs 330-10-30-1 through 330-10-30-8 of the FASB Accounting Standards Codification, and tell us what the potential impact of applying this guidance will be. Additionally, please quantify for us the amount of overhead capitalized as of December 31, 2008 and they amount expensed during fiscal year 2008.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

Cc: Stephen M. Davis, Esq.
        Goodwin Procter LLP
        (212) 355-3333 *(facsimile)*